Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04012284

JAN 16 2004

MACQUARIE
BANK

SUPPL

14 January 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

ASX/News Release Thursday 8 January

FIRST MACQUARIE REAL ESTATE INVESTMENT TRUST IN KOREA

Macquarie Property today announced the listing on the Korea Stock Exchange of Macquarie's first real estate investment trust (REIT) in Korea - and Korea's first by a wholly owned foreign manager.

The Macquarie Central Office Corporate Restructuring REIT, or MCO CR-REIT, acquired the 23-storey Kukdong Building in the Seoul Central Business District (CBD) as its initial asset for KRW158.4 billion or about $180 million.

Office properties under Macquarie management in Seoul now total over $500 million, all settled during 2003. This represents 20 per cent of investment grade commercial property transactions in Seoul in that calendar year. With this latest acquisition Macquarie is now the third largest foreign manager of investment grade commercial property in Korea.

MCO CR-REIT sought to raise approximately $41 million from Korean domestic retail and small institutional investors, and closed with the retail portion being 2.25 times oversubscribed. The issue was fully underwritten by joint underwriters Samsung Securities, Daewoo Securities and SK Securities.

MCO CR-REIT will be managed by Macquarie International Asset Management Company (MIAMC), a wholly owned subsidiary of the Macquarie Group licensed by the Ministry of Construction & Transportation in Korea, under the Real Estate Investment Company (REIC) Act.

Total equity raised for the REIT was approximately $95 million, of which 54 per cent has been committed by cornerstone investors including Macquarie Bank Limited (MBL).

MBL, both directly and indirectly, has invested approximately $18.5 million of equity into MCO CR-REIT out of the total equity of $95 million, which includes a 2.99 per cent investment by MIAMC. The balance of cornerstone equity committed has been contributed by major Korean institutions, with a large US life insurance company acquiring almost $6 million (6.5%) through the IPO process.

Corporate Restructuring REITs in Korea have a fixed life span of five years, and Macquarie is anticipating an average distribution yield of 11.4 per cent per annum over this forecast period. The property is being acquired below independent valuations leaving prospect for capital growth for investors.

David Schaefer, Division Director of Macquarie Bank and head of Macquarie's Real Estate Asia business said: "This is a significant milestone for Macquarie Bank and its Asian property business. We believe the strength of the retail demand for this CR-REIT is indicative of the acceptance that new REIT products have achieved in Korea and we continue to predict a strong future for REITS in this market."

"Macquarie believes that the REIT market in Korea will evolve and become a valuable emerging sector.

"We have targeted the Seoul CBD market as an opportunity because of the low vacancy rates, the lack of new supply and the anticipated recovery of the Korean economy.

"We believe there is an opportunity to add considerable value through intensive asset management to reposition the building in the market by minor refurbishment and reorganising the leases.

"This new fund will be a very exciting addition to the Macquarie funds management platform in Asia. One of the key planks of the strategy has been to focus on office buildings in Seoul," said Mr Schaefer.

This transaction follows the successful repositioning of the Schroder Asian Properties Fund, a $US308 million ($401 million) real estate investment fund with significant property holdings in Korea, Japan and Hong Kong. Macquarie was appointed as Senior Adviser to the Schroder Fund in early 2002. In addition, Ascendas-MGM Funds Management Limited (a joint venture between Ascendas and Macquarie Goodman Management) manages the first business and industrial REIT, Ascendas Real Estate Investment Trust (A-REIT), which listed on the Singapore Exchange in November 2002.

The Macquarie Central Office CR-REIT, along with other Macquarie Property initiatives, further strengthens Macquarie's position in the expanding property funds management business in Asia.

The Korean REIT is part of the international export of Macquarie Bank's specialist funds management model which has been a key growth driver for the Bank. As at September 30, 2003, specialist funds under management in Australia and internationally totalled $23.2 billion.

For further information please contact:
David Schaefer
Division Director
Head of Macquarie Real Estate - Asia
Tel: (822) 3782 2801

Robyn Turner
Public Relations
Macquarie Property
Tel: (612) 8232 6989

Erica Sibree
Investor Relations
Macquarie Bank Limited
Tel: (612) 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,664
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,998 @ $23.94 each 6,666 @ $27.97 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16,664 on 14/1/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	215,189,860	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,607,267	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 January 2004
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,500 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,500 on 8/1/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
215,173,196	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,644,798	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 January 2004
(Assistant Company secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8th January 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 November 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 17,000 options exercisable at $12.25 each and expiring on 2 December 2003 (MBLACM);
- 5,334 options exercisable at $15.06 each and expiring on 12 February 2004 (MBLACX);
- 5,667 options exercisable at $14.18 each and expiring on 23 February 2004 (MBLADE);
- 6,500 options exercisable at $17.07 each and expiring on 28 April 2004 (MBLADL);
- 9,834 options exercisable at $16.82 each and expiring on 11 May 2004 (MBLADP);
- 20,000 options exercisable at $17.33 each and expiring on 4 June 2004 (MBLADU);
- 279,581 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 6,000 options exercisable at $19.00 each and expiring on 19 August 2004 (MBLAEA);
- 20,834 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 15,000 options exercisable at $18.08 each and expiring on 7 September 2004 (MBLAEK);
- 15,000 options exercisable at $20.29 each and expiring on 29

November 2004 (MBLAEU);

- 16,667 options exercisable at $20.18 each and expiring on 20 January 2005 (MBLAFD);
- 11,050 options exercisable at $23.22 each and expiring on 28 January 2005 (MBLAFI);
- 143,210 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 16,250 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 5,000 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV);
- 3,332 options exercisable at $25.71 each and expiring on 10 August 2005 (MBLAGB);
- 2,000 options exercisable at $24.16 each and expiring on 14 August 2005 (MBLAGF);
- 3,332 options exercisable at $25.65 each and expiring on 26 August 2005 (MBLAGP);
- 3,332 options exercisable at $24.24 each and expiring on 22 December 2005 (MBLAHD);
- 3,332 options exercisable at $27.71 each and expiring on 11 December 2005 (MBLAHL);
- 1,666 options exercisable at $26.95 each and expiring on 8 January 2006 (MBLAHT);
- 3,332 options exercisable at $27.71 each and expiring on 2 February 2006 (MBL0002);
- 1,666 options exercisable at $27.58 each and expiring on 15 June 2006 (MBL0021);
- 1,666 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029); and
- 3,333 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118).

The following cancellations have occurred:

- on 1 December 2003 257,142 fully paid ordinary shares were cancelled having been bought back;
- on 2 December 2003 1,039,176 fully paid ordinary shares were cancelled having been bought back;
- on 3 December 2003 150,000 fully paid ordinary shares were cancelled having been bought back;
- on 4 December 2003 150,000 fully paid ordinary shares were cancelled having been bought back;
- on 5 December 2003 120,165 fully paid ordinary shares were cancelled having been bought back;
- on 8 December 2003 150,983 fully paid ordinary shares were cancelled having been bought back;
- on 9 December 2003 4,140 fully paid ordinary shares were cancelled having been bought back;
- on 10 December 2003 50,000 fully paid ordinary shares were cancelled

having been bought back;

- on 11 December 2003 41,137 fully paid ordinary shares were cancelled having been bought back;
- on 12 December 2003 50,000 fully paid ordinary shares were cancelled having been bought back;
- on 15 December 2003 50,000 fully paid ordinary shares were cancelled having been bought back;
- on 16 December 2003 109,106 fully paid ordinary shares were cancelled having been bought back;
- on 17 December 2003 50,000 fully paid ordinary shares were cancelled having been bought back;
- on 19 December 2003 11,264 fully paid ordinary shares were cancelled having been bought back;
- on 23 December 2003 31,552 fully paid ordinary shares were cancelled having been bought back;
- on 24 December 2003 84,000 fully paid ordinary shares were cancelled having been bought back;
- on 29 December 2003 258,765 fully paid ordinary shares were cancelled having been bought back; and
- on 31 December 2003 4,923 fully paid ordinary shares were cancelled having been bought back.

The following shares were issued under the MBL dividend reinvestment plan:

- on 19 December 2003 1,020,072 fully paid ordinary shares were allotted at $34.04 each

Thus, at 31 December 2003 the number of issued fully paid ordinary $1.00 shares was 215,150,696.

Since the last notification to the ASX, the following new options have been issued:

- 5,000 options exercisable at $33.99 each and expiring on 21 November 2008 (MBL0235);
- 12,500 options exercisable at $31,31 each and expiring on 20 November 2008 (MBL0236);
- 5,000 options exercisable at $34.40 each and expiring on 18 November 2008 (MBL0237);
- 5,000 options exercisable at $24.53 each and expiring on 3 December 2008 (MBL0238);
- 5,000 options exercisable at $35.49 each and expiring on 5 December 2008 (MBL0239);
- 12,500 options exercisable at $34.91 each and expiring on 10 December 2008 (MBL0240);
- 5,000 options exercisable at $21.66 each and expiring on 11 December 2008

(MBL0241);

- 3,000 options exercisable at $28.74 each and expiring on 16 December 2008 (MBL0242);
- 5,000 options exercisable at $34.60 each and expiring on 12 December 2008 (MBL0243);
- 5,000 options exercisable at $24.31 each and expiring on 27 October 2008 (MBL0244);
- 4,300 options exercisable at $28.74 each and expiring on 23 December 2008 (MBL0245); and
- 5,000 options exercisable at $24.85 each and expiring on 22 December 2008 (MBL0246).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 6,670 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 4,168 options exercisable at $23.02 each and expiring on 22 August 2005 (MBLAGM);
- 27,042 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,334 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 5,000 options exercisable at $33.19 each and expiring on 15 July 2007 (MBL0114);
- 17,800 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 3,463 options exercisable at $30.51 each and expiring on 10 October 2007 (MBL0130);
- 7,200 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 7,400 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 12,500 options exercisable at $22.22 each and expiring on 28 January 2008 (MBL0148);
- 5,000 options exercisable at $25.93 each and expiring on 3 March 2008 (MBL0159);
- 20,353 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and
- 14,500 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207).

Macquarie Bank Limited
ABN 46 008 583 542

The number of options on issue at 31 December 2003 was 26,670,630, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	3,334	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	3,334	$28.46	1/08/2006
MBL0029	4,309,762	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0036	1,666	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	4,166	$27.57	30/08/2006
MBL0040	696,230	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	241,199	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0104	3,565	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,214,174	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	917,432	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	1,537	$30.51	10/10/2007
MBL0131	219,900	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	298,600	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0199	5,000	$28.93	23/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,547,443	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	799,553	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	76,375	$28.74	1/10/2008
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	44,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0230	5,000	$35.39	10/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0244	5,000	$24.31	27/10/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008
MBLACX	6,000	$15.06	12/02/2004
MBLADK	85,000	$14.36	27/04/2004
MBLADP	1,500	$16.82	11/05/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	1,920,116	$18.51	13/08/2004
MBLAEA	3,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	113,005	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	22,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFF	12,500	$19.97	24/01/2005
MBLAFL	2,702,394	$23.94	21/07/2005
MBLAFM	1,668	$21.16	21/03/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	2,500	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	66,907	$23.94	11/08/2005
MBLAFV	1,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	10,000	$24.69	7/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 December 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAGA	4,069	$24.12	9/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	8,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	8,332	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGP	1,668	$25.65	26/08/2005
MBLAGS	112,432	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	1,668	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	6,666	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	3,334	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	26,670,630		

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX Release Thursday, January 8, 2004

PERFORMANCE FEES EARNED BY MACQUARIE BANK

The Macquarie Bank Group advises it has become entitled to performance fees from the following funds:

Macquarie Airports (MAp)

A performance fee of $746,055 is to be paid for the 6 months to 31 December 2003 and will be applied to a subscription for MAp securities. Over the 6 months to 31 December 2003, there has been a continued improvement in the MAp security price with MAp outperforming the ASX All Ordinaries Accumulation Index by 18.1 per cent and the Morgan Stanley Capital International World Transportation Infrastructure Index (the Benchmark Index) by 24.1 per cent, based on the average trading value for the last 15 trading days of the period ended 31 December 2003 versus the average trading value for the last 15 trading days of the period ended 30 June 2003.

As outlined in the announcement on 4 July 2003, the performance fee has been waived to the extent MAp investors who participated in the IPO and subsequent capital raisings have not received accumulated returns above the Benchmark Index. Accordingly for the 6 months to 31 December 2003, a performance fee of $63.1 million has been waived. The December waiver completes the future performance fee waiver outlined in the 4 July 2003 release.

Macquarie Communications Infrastructure Group (MCG)

A performance fee of $1.54 million will be paid for the period 1 July 2003 to 31 December 2003. In the period 1 July 2003 to 31 December 2003, the security index for MCG has outperformed the S&P ASX 200 Industrials Accumulation Index (the Benchmark) by 1.66 per cent. This builds on the 33.01 per cent outperformance of the benchmark achieved in the period 1 January 2003 to 30 June 2003.

Since listing on 13 August 2002 at an issue price of $2.00, the average closing price of MCG securities has increased by 50.20 per cent from $2.00 to $3.00 as at 31 December 2003, based on the average closing price over the last 15 trading days until the end of the period to December 31, 2003. This is in addition to total distributions for MCG declared since 13 August 2002 of 26.7 cents per stapled security, slightly above the prospectus forecast.

As previously announced, the performance fee will be applied 100 per cent to the subscription of new MCG securities. This is subject to approval of the independent directors.

For further information, please contact:

Erica Sibree, Investor Relations, Macquarie Bank Limited 02 8232 5008

Lisa Jamieson, Media Relations, Macquarie Bank Limited 02 8232 6016